Exhibit 99.1

The following sets forth the risk factors of Coventry Health Care, Inc. (“Coventry”) and its subsidiaries described in (i) Part I, Item 1A in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 and filed with the SEC on February 28, 2012, (ii) Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and filed with the SEC on August 6, 2012, and (iii) Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and filed with the SEC on May 8, 2012, which are incorporated by reference in Aetna Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

In this Exhibit 99.1, “we”, “our”, “us”, and “the Company” refer to Coventry and its subsidiaries.

Part I, Item 1A in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 and filed with the SEC on February 28, 2012

Item 1A: Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period.  Accordingly, costs we incur in excess of our cost projections generally are not recovered in the contract year through higher premiums. We estimate our costs of future benefit claims and related expenses using actuarial methods and assumptions based upon claim payment patterns, inflation, historical developments (including claim inventory levels and claim receipt patterns) and other relevant factors. We also record benefits payable for future payments. We continually review estimates of future payments relating to benefit claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves. These estimates involve extensive judgment and have considerable inherent variability that is sensitive to payment patterns and medical cost trends.  Factors that may cause health care costs to exceed our estimates include:

·	an increase in the cost of health care services and supplies, including pharmaceuticals;
·	higher than expected utilization of health care services;
·	periodic renegotiations of hospital, physician and other provider contracts;
·	the occurrence of catastrophic events, including epidemics and natural disasters;
·	changes in the demographics of our members and medical trends affecting them;
·	general inflation or economic downturns;
·	new mandated benefits or other legislative or regulatory changes that increase our costs;
·	clusters of high cost cases;
·	changes in or new technology; and
·	other unforeseen occurrences.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we cannot assure you of this.  Increases from our current estimates of liabilities could adversely affect our results of operations.

PPACA provides for significant health insurance market reforms and other changes to the health care industry affecting premium revenue and health care costs. For example, PPACA currently prohibits lifetime limits on essential health benefits and rescinding coverage absent fraud or intentional misrepresentation, expands dependent coverage to include dependents up to age 26 and implements new mandated benefits for certain preventive services. Beginning January 1, 2014, PPACA, among other things, prohibits group health plans from establishing annual limits on essential health benefits and excluding individuals based on pre-existing conditions. PPACA, as enacted, also will require a plan to issue coverage to every employer and individual who applies and will obligate plans to renew coverage once issued. Further, PPACA will prohibit plans from establishing eligibility rules and premium rates based on most health status-related factors.  In addition, PPACA provides for significant new taxes, including an industry user tax paid by health insurance companies beginning in 2014, an annual fee imposed on average covered lives in health insurance policies issued on individuals resident in the U.S. for fiscal years beginning after September 30, 2012 and ending before September 30, 2019, and an excise tax of 40% on health insurers and employers offering high cost health coverage plans.  Also, effective for taxable years beginning after December 31, 2012, PPACA prohibits us from deducting on our Corporate income tax returns compensation exceeding $500,000 annually for any employee or other individual providing services to us that was earned in 2010 or subsequent years. These, among other changes, will affect our ability to predict or control future health care costs and could have an adverse effect on the results of our operations. Because PPACA is complex, it will be implemented gradually and is subject to possible amendment, we are unable to predict its effect on our costs.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors.  PPACA provides for a number of health insurance reforms, as well as an industry tax, that may increase our health care costs. At the same time, PPACA requires insurers to submit to HHS and state regulators justifications for “unreasonable” rate increases and mandates these justifications be publicly disclosed.  Beginning September 1, 2011, any rate increase of 10% or more is subject to additional review for reasonableness by the state or, if the state lacks an adequate process, by HHS. Beginning in September 2012, state-specific guidelines will replace the 10% threshold in states with an adequate process as determined by HHS.  Further, by plan year 2014, PPACA provides for monitoring of all premium increases and requires plans with excessive rate increases to be excluded from the insurance exchanges created under PPACA. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

General economic conditions and disruptions in the financial markets could adversely affect our business, results of operations and investment portfolio.

Unfavorable economic conditions, particularly high unemployment and reduced economic growth, could adversely affect our business, results of operations and investment portfolio.

For instance, a decline in members covered under our plans could result from layoffs and downsizing or the elimination of health benefits by employers seeking to cut costs.  Economic conditions could cause our existing members to seek health coverage alternatives that we do not offer or could, in addition to significant membership loss, result in lower average premium yields or decreased margins on continuing membership.  In addition, the economic downturn could negatively affect our employer group renewals and our ability to increase premiums.

The state of the economy also adversely affects the states' budgets, which can result in states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans and to increase taxes and assessments on our activities.  Although we could attempt to mitigate our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to do so.

A drop in the prices of securities across global financial markets could negatively affect our investment portfolio. Additionally, defaults by issuers of the corporate and municipal bonds in which we invest may also adversely affect our investment portfolio.  For example, while investments in municipal bonds have historically experienced relatively low rates of default, the current economic environment has resulted in many municipalities operating at a deficit.  Some of our investments could further experience other-than-temporary declines in fair value, requiring us to record impairment charges that adversely affect our financial results.

We conduct business in a heavily regulated industry and changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government audits, investigations and proceedings could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities.  We are required to obtain and maintain various regulatory approvals to offer many of our products.  Delays in obtaining or failure to obtain or maintain these approvals could adversely affect our results of operations. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations.

Federal, state and local authorities frequently consider changes to laws and regulations, including regulatory changes resulting from PPACA. Legislative or regulatory changes that could adversely affect our business and our subsidiaries include changes that:

·	impose increased liability for adverse consequences of medical decisions;
·	increase limits or regulatory oversight of premium levels or establish new or more stringent minimum medical expense ratios for certain products;
·	increase minimum capital, reserves and other financial viability requirements;
·	increase government sponsorship of competing health plans;
·	impose new or higher fines or other penalties for the failure to pay claims promptly;
·	impose new or higher fines or other penalties as a result of market conduct reviews;
·	increase regulation of or prohibit rental access to health care provider networks;
·	increase regulation of or prohibit provider financial incentives and provider risk-sharing arrangements;
·	require health plans to offer expanded or new benefits;
·
increase limits on the ability of health plans to manage care and utilization, including “any willing provider” and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;

·	increase limits on contractual terms with providers, including audit, payment and termination provisions;
·	implement new mandatory third-party review processes for coverage denials;
·	impose additional health care information privacy or security requirements; and
·	increase restrictions on marketing Medicare Advantage, Prescription Drug Plans or other products to individuals.

These or other changes could have a material adverse effect on our business operations and financial condition.  From time to time, states consider legislative proposals that could affect our ability to obtain appropriate premium rates and that would mandate certain benefits and forbid certain policy provisions, or otherwise materially adversely affect our business operations and financial condition.

PPACA represents significant change across the health care industry. PPACA, as enacted, seeks to decrease the number of uninsured individuals and expand coverage through a combination of public program expansion and private sector health insurance reforms. In order to expand coverage, PPACA, as enacted, requires individuals to obtain health insurance or pay penalties and mandates that employers with more than 50 full-time employees offer affordable insurance to employees or pay an assessment.  In addition, PPACA requires greater federal involvement in the regulation of health plans.  For example, PPACA prohibits the use of gender, health status, family history or occupation in setting premium rates and eliminates pre-existing condition exclusions. Further, PPACA requires HHS to award loans and grants to new non-profit entities that will offer qualified health plans. PPACA also requires states to establish a health insurance exchange and permits states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. PPACA requires states to expand eligibility under existing Medicaid programs to those at or below 133% of the federal poverty level. In addition, PPACA may lead to increased state legislative and regulatory initiatives in order for states to comply with new federal mandates and to participate in grants and other incentive opportunities.

Many of these provisions of PPACA do not become effective until 2014.  Other provisions of PPACA are more immediate in nature and have already taken effect. For example, PPACA currently bans lifetime limits on essential health benefits and the rescission of health care coverage absent fraud or intentional misrepresentation and imposes new benefit mandates including requiring preventative services and the provision of immunizations without member cost-sharing.  PPACA also expands dependent coverage to include children up to age 26 and mandates minimum medical loss ratios for health plans (as calculated under the definitions in PPACA and related regulations), such that the percentage of health coverage premium revenue spent on health care medical costs and quality improvement expenses, be at least 80% for individual and small group health coverage and 85% for large group coverage, with rebates to policyholders if the actual loss ratios fall below these minimums.  States may request waivers to the medical loss ratio requirements for the individual market, if the state insurance commissioner determines there is a reasonable likelihood that destabilization will occur when the medical loss ratio requirements are applied.  HHS has approved waivers, which result in a temporary alteration to the medical loss ratio requirements, in four states in which we do business.  The waivers, which allow for a more gradual phase-in of the minimum medical loss ratio requirement for the individual market, are expected to have a diminished effect in future years.

Implementation of PPACA, particularly those provisions expanding health insurance coverage, could be delayed or even blocked due to court challenges and efforts to repeal or amend the law.  Some federal courts have upheld the constitutionality of PPACA or dismissed challenges to its constitutionality on procedural grounds.  Others have held the requirement that individuals maintain health insurance or pay a penalty to be unconstitutional and have either found PPACA void in its entirety or left the remainder of the law intact. On November 14, 2011, the U.S. Supreme Court announced that it will hear challenges to PPACA and its decision is expected to be issued in 2012.  It is unclear how these challenges to the constitutionality of PPACA will be resolved or what the effect will be on any resulting changes to the law.  For example, should the requirement that individuals maintain health insurance coverage ultimately be deemed unconstitutional but the prohibition on health plans excluding coverage due to pre-existing conditions be maintained, our business could be adversely affected.

Given the complexities of PPACA, the numerous regulations still to be issued that will detail its requirements, the lack of interpretive guidance and our inability to foresee how individuals and businesses will respond to the choices afforded them by the law, we cannot predict the full effect of PPACA on us at this time. We also cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We also may be subject to governmental investigations or inquiries from time to time. The existence of such investigations in our industry could negatively affect the market value of all companies in our industry. As a result of recent investigations, including audits, CMS has imposed sanctions and fines including immediate suspension of all enrollment and marketing activities and civil monetary penalties on certain Medicare Advantage plans run by our competitors.  In addition, suits may be brought by a private individual under a qui tam suit, or “whistleblower” suit; such whistleblower suits have resulted in significant settlements between governmental agencies and healthcare companies.  When a private individual brings such a whistleblower suit, the defendant often will not be made aware of the lawsuit for many months or even years, until the government commences its own investigation or makes a determination as to whether it will intervene.  The significant incentives and protections provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act increase the risk that these whistleblower suits will become more frequent.  Further, it is possible that governmental entities could directly initiate investigations or litigation involving our Company.  Any governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to our Company, as well as adverse publicity.

We may be adversely affected by guaranty fund assessments under state insurance guaranty association law.

We operate in a regulatory environment that may require us to participate in assessments under state insurance guaranty association laws. Life and health guaranty associations were created to protect state residents who are policyholders and beneficiaries of policies issued by a life or health insurance company which subsequently becomes insolvent. All insurance companies (with limited exceptions) licensed to write life and health insurance or annuities in a state with a life and health insurance guaranty association are required to be members. If a member insurance company becomes insolvent, the state guaranty associations continue the coverage and pay the claims under the insolvent insurer's policies and are entitled to the ongoing insurance premiums for those policies.

Our exposure to guaranty fund assessments is based on our share of business we write in the relevant jurisdictions for certain obligations of insolvent insurance companies to policyholders and claimants. An insolvency of an insurance company could result in an assessment, which could have a material adverse effect on our financial position and results of operations.

We may be adversely affected by changes in government funding and various other risks associated with our participation in Medicare and Medicaid programs.

The federal government and many states from time to time consider altering the level of funding for government healthcare programs, including Medicare and Medicaid.  State budget deficits could lead to changes in eligibility, coverage or other program changes in efforts to reduce Medicaid funding.  MIPPA reduced federal spending on the Medicare Advantage program by $48.7 billion over the 2008-2018 period. PPACA imposes additional cuts to the Medicare Advantage program of approximately $145 billion from 2010 to 2019 and subjects plans to fee adjustments based on whether the plans meet service benchmarks and their quality rankings.  Pursuant to the Budget Control Act of 2011 (the “BCA”) a bipartisan joint congressional committee was created to identify deficit reductions of at least $1.2 trillion by November 13, 2011.  Because the committee failed to meet this deadline, the BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs.  However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage across all Medicare programs.  We cannot predict future Medicare or Medicaid funding levels or ensure that changes to Medicare or Medicaid funding will not have an adverse effect on our business or results of operations.

Additional risks associated with the Medicare Advantage and Medicare prescription drug plans include potential uncollectability of receivables resulting from processing and/or verifying enrollment, uncollectability of premiums from members, inadequacy of underwriting assumptions, inability to receive and process correct information (including inabilities due to systems issues by federal and state governments or us), increased medical or pharmaceutical costs, and the underlying seasonality of this business. If we are unable to maintain the administrative and operational capabilities to address the additional needs and increasing regulation of our Medicare programs, it could have a material adverse effect on our Medicare business and operating results.

In order to qualify for auto-assigned enrollment of low income members, our Medicare prescription drug plan bids must result in an enrollee premium below a low income regional benchmark, which is calculated by CMS after all regional bids are submitted. If the enrollee premium is not below the low income regional benchmark, we may lose existing auto-assigned members and will not receive additional auto-assigned members in the affected regions.  Our bids are based upon certain assumptions regarding enrollment, utilization, medical costs, and other factors. If these assumptions are significantly incorrect as a result of unforeseen changes to the Medicare program, or competitors actions, our business and result of operations could be materially and adversely affected.

The laws and regulations governing participation in Medicare and Medicaid programs are complex and subject to interpretation.  If we fail to comply with these laws and regulations we could be subject to criminal fines, civil penalties or sanctions.  In connection with our participation in Medicare and Medicaid programs, we contract with various third parties to perform member related services.  Although our contracts with third parties require their compliance with such laws and regulations, which we in turn monitor, we could have liability for or suffer penalties due to the noncompliance of such third parties.  Any fines, penalties or sanctions imposed on us as a result of noncompliance by us or the third parties with whom we contract could affect our ability to participate in Medicare and Medicaid programs and have a material adverse effect on our business and results of operations.  In addition, legislative or regulatory changes to the Medicare and Medicaid programs in which we participate could have a material adverse effect on our business and results of operations.

In addition, if the cost or complexity of Medicare programs exceed our expectations or prevent effective program implementation, if the government alters or reduces funding of Medicare programs, if we fail to design and maintain programs that are attractive to Medicare participants or if we are not successful in winning contract renewals or new contracts during the competitive bidding process, our current Medicare business and our ability to expand our Medicare operations could be materially and adversely affected.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could reduce revenues and adversely affect our results of operations. Factors that could contribute to the loss of membership include:

·	competition in premium or plan benefits from other health care benefit companies;
·	reductions in the number of employers offering health care coverage;
·	reductions in work force by existing customers;
·	adverse economic conditions;
·	our increases in premiums or benefit changes;
·	our exit from a market or the termination of a health plan;
·	legislative or regulatory changes that may affect our ability to maintain membership;
·	negative publicity and news coverage relating to our Company or the managed health care industry generally; and
·	catastrophic events, including natural disasters, epidemics, man-made catastrophes and other unforeseen occurrences.

Our growth strategy is dependent in part upon our ability to acquire additional managed care businesses, enter into new markets and successfully integrate those businesses into our operations.

Part of our growth strategy is to grow through the acquisition of additional health plans and other managed care businesses. Historically, we have significantly increased our revenues through a number of acquisitions. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, obtain required governmental approvals, successfully integrate the businesses we acquire and realize anticipated operational improvements and cost savings. The businesses we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.  In such acquisitions, we may assume liabilities that could adversely affect our business.  Additionally, we may issue stock in connection with such acquisitions, which would result in dilution to existing stockholders, or we could incur debt to finance such acquisitions.

In addition, part of our growth strategy is to enter into new markets through the successful procurements of state contracts, such as our successful bid in the Commonwealth of Kentucky during 2011. Expansion into new markets is subject to risks, including, but not limited to, our ability to establish new networks, and accurately estimate medical cost without prior experience. We cannot provide assurance that we will be able to manage these risks and successfully establish a presence in any new market.

Competition may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

·	price of benefits offered, and cost and risk of alternatives such as self-insurance;
·	location and choice of health care providers;
·	quality of customer service;
·	comprehensiveness of coverage offered;
·	reputation for quality care;
·	financial stability of the plan; and
·	diversity of product offerings.

We compete with other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive. In addition, by 2014, PPACA, as enacted, will significantly expand Medicaid and require states to establish a health insurance exchange which may affect competition among health plans.  We may also face additional competition from new non-profit entities that are eligible for loans and grants from HHS under PPACA.

The non-renewal or termination of our government contracts, unsuccessful bids for business with government agencies or the renewal of government contracts on less favorable terms could adversely affect our business, financial condition and results of operations.

Our contracts with state government programs are subject to renewal, termination and competitive bidding procedures.  In particular, the contract between our HealthCare USA subsidiary and the Missouri Medicaid program, MO HealthNet, is subject to two successive one-year extensions running through June 30, 2012, if MO HealthNet so elects.  MO HealthNet did elect to continue our second one-year extension which runs from July 1, 2011 through June 30, 2012.  Additionally, in November 2011, MO HealthNet issued a request for proposal for the award of Medicaid contracts covering the period of July 2012 through June 2013 with options to renew for two additional years.  On February 17, 2012, MO HealthNet awarded a Medicaid contract to HealthCare USA through June 30, 2013.

Additionally, the contract between our CoventryCares of Kentucky (Coventry Health & Life Insurance Company) subsidiary and the Commonwealth of Kentucky Medicaid program, has an initial term of three years beginning on November 1, 2011.  The contract may be renewed at the completion of the initial contract period for four additional one-year periods upon mutual agreement.

On January 1, 2012 the Company completed its previously announced acquisition of Children's Mercy's Family Health Partners, a Medicaid health plan.  With this acquisition Coventry assumed a contract with the State of Kansas Medicaid program.  This contract runs through December 31, 2012.  The State of Kansas Medicaid program issued a request for proposal for the award of Medicaid contracts covering the period of January 1, 2013 through December 31, 2015 with options for renewal for two additional years.

Certain health plans contract directly with the federal government, specifically the OPM. Our subcontracts to administer fee-for-service plans in the FEHBP are also tied to annual contracts held between the employee organizations that sponsor those plans and OPM.  These contracts are subject to annual renewals.

 If we are unable to renew or successfully re-bid for these and/or other of our state or federal contracts, or if such contracts were terminated or renewed on less favorable terms, our business, financial condition and results of operations could be adversely affected.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we cannot assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products in a fair and consistent manner.

Due to the medical loss ratio requirements imposed on our industry by PPACA, we must spend a certain percentage of every premium dollar on healthcare medical costs and quality improvement expense. HHS has issued final regulations implementing the medical loss ratio requirements that categorize agent and broker compensation as an administrative expense.  Accordingly, compensation paid to independent agents and brokers will not be categorized as a healthcare medical cost or quality improvement expense in determining whether we have met the medical loss ratio requirements.  As a result, we may need to change our commission schedules in order to operate successfully in this environment, and our ability to retain and maintain the allegiance of agents and brokers may be adversely affected.

If we fail to obtain cost-effective agreements with a sufficient number of providers we may experience higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. Our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in those markets.  In addition, our ability to contract at competitive rates with our PPO and workers' compensation related providers will affect the attractiveness and profitability of our products in the national account, network rental and workers' compensation businesses.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally, or our Company in particular, could adversely affect our results of operations or business.

Over the last several years, the managed health care industry has been subject to a significant amount of negative publicity. Negative publicity regarding the managed health care industry generally, or our Company in particular, may result in increased regulation and legislative review of industry practices, further increasing our costs of doing business and adversely affecting our results of operations by:

·	requiring us to change our products and services;
·	increasing the regulatory burdens under which we operate; or
·	adversely affecting our ability to market our products or services to employers, individuals or other customers.

Negative publicity relating to our Company also may adversely affect our ability to attract and retain members.

The failure to effectively protect, maintain and develop our information technology systems could adversely affect our business and results of operations.

We depend on our information technology systems for timely and accurate information.  Our ability to adequately price our products and services, provide effective and efficient service to our customers, and report our financial results timely and accurately depends significantly on the integrity of the data in our information technology systems. Our information technology systems require an ongoing commitment of significant resources to protect, maintain and enhance existing systems and develop and integrate new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences.

There can be no assurance that our process of protecting, maintaining and enhancing existing systems, developing and integrating new systems and improving service levels will not be delayed, disrupted or adversely affected by internal or external factors, or that additional systems issues will not arise in the future.  If the information we rely upon to run our businesses is found to be inaccurate or unreliable or if we fail to protect, maintain, enhance or develop our information technology systems effectively, we could:

·	lose existing customers;
·	have difficulty attracting new customers;
·	have problems in determining medical cost estimates and establishing appropriate pricing and reserves;
·	have difficulty preventing, detecting and controlling fraud;
·	have disputes with customers, physicians and other health care professionals;
·	have regulatory sanctions or penalties imposed;
·	have disruptions in our business operations;
·	have increases in administrative costs; or
·	suffer other adverse consequences.

Effective October 1, 2013, health plans are required by HHS to transition to the new ICD-10 coding system, which greatly expands the number and detail of diagnosis and procedure codes. Recently, CMS has indicated that it will postpone the October 1, 2013 deadline through the rulemaking process. Transition to the new ICD-10 system requires significant investment in information technology and software as well as personnel involved in the claims review and payment process. In addition to these upfront costs of transition to ICD-10, it is possible that we could experience disruption or delays due to implementation issues involving our systems or the systems and implementation efforts of our business partners or our providers.  Disruptions or delays in ICD-10 implementation could interrupt our operations, damage our reputation and subject us to additional costs or fines and penalties due to delays in claims processing.

In addition, we may from time to time contract and obtain significant portions of our systems-related or other services or facilities from independent third parties.  This dependence makes our operations vulnerable to such independent third parties' failure to perform adequately under the contract.  The failure by an independent third party to perform could adversely affect our operations and hinder our ability to effectively maintain and use our information technology systems.

Compromises of our data security could adversely affect our results of operations.

We utilize information systems that provide critical services to both our employees and our customers.  Additionally, our business involves the storage and transmission of personal information, which may contain protected health information, as defined by HIPAA, related to our members, payment information and confidential business information. Incidents that affect the availability, reliability, speed, accuracy, security or other proper functioning of these systems or otherwise affect the privacy and security of confidential information we store and transmit could have a significant affect on our results of operations.

Any intentional or inadvertent access to our computer system could result in misappropriation of personal information, payment information or confidential business information. An employee, contractor or other third party could possibly circumvent our security measures and could purposefully or inadvertently cause a breach of confidential information. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of security threats.  Increased types of threats may cause us to incur increasing costs, including costs to deploy additional personnel, purchase and install protection technologies, train employees, and engage third party specialists.  Any compromise of our data, including system failure, security breach, disruption by malware, loss of personal, business or other confidential information, or other damage to our system, could disrupt or delay our operations, damage our reputation and customer confidence, cause a loss of customers, and subject us to additional costs and liabilities.

We have implemented measures and taken steps designed to prevent security breaches, secure our computer systems, and protect the privacy and security of confidential information we store and transmit.  These measures include protecting our information systems through physical and software safeguards as well as backup systems considered appropriate by management. Further, we have implemented network firewalls, access technology, encryption, and intrusion detection and prevention devices to provide security for processing, transmission and storage of confidential information. However, it is not possible to predict every potential circumstance or security risk that may arise, and there can be no assurance that we will not suffer a data compromise or that our security measures will be effective.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies which could have adverse findings that may negatively affect our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

·	refunding of amounts we have been paid pursuant to our government contracts;
·	imposition of fines, penalties and other sanctions on us;
·	loss of our right to participate in various federal programs;
·	damage to our reputation in various markets;
·	increased difficulty in selling our products and services; and
·	loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

CMS uses a risk-adjustment model which apportions premiums paid to Medicare Advantage plans according to health severity as supported by data provided by health care providers.  As required under the risk-adjustment methodology, we collect, claim, diagnosis and encounter data from providers, who are generally relied upon to appropriately code the claim submissions and document their medical records. CMS then determines the risk score and payment amount based on the health care data submitted and member demographic information.

CMS periodically performs RADV audits and may seek return of premium payments made to our Company if risk adjustment factors are not properly supported by medical record data.  Beginning with the 2007 contract year, CMS instituted RADV audits of select Medicare Advantage health plans to validate coding practices and supporting medical record documentation maintained by the health care providers. We estimate and record reserves for CMS audits based on information available at the time the estimates are made.  The judgments and uncertainties affecting the application of these policies include, among other things, significant estimates related to the amount of hierarchical condition category (“HCC”) revenue subject to audit, anticipated error rates, sample methodologies, confidence intervals, enrollee selection, and payment error extrapolation methodology. Certain of the Company's health plans have been selected for audit. Although we maintain reserves for our exposure to the RADV audits for the CMS contract years 2007 through 2011, that we deem to be appropriate, actual results could differ materially from those estimates.  Accordingly, CMS RADV audit results could have an adverse effect on our financial position, results of operations and cash flows.

We are subject to litigation, including litigation based on new or evolving legal theories that could adversely affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

·	our denial of non-covered benefits;
·	vicarious liability for medical malpractice claims filed against our providers;
·	disputes with our providers alleging RICO and antitrust violations;
·	disputes with our providers over reimbursement and termination of provider contracts;
·
disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;

·	disputes over our co-payment calculations;
·	customer audits of our compliance with our plan obligations; and
·	disputes over payments for out-of-network benefits.

We describe certain litigation to which we are or have been a party in Note M, Commitments and Contingencies, to the consolidated financial statements.  In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff was to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their effect may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional errors and omissions liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not be covered by insurance.  Further, our insurers may dispute coverage or be unable to meet their obligations, or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future or that insurance coverage will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry, may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets and the economy in general may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

·	variations in our operating results;
·	changes in the market's expectations about our future operating results;
·	changes in financial estimates and recommendations by securities analysts concerning our Company or the health care industry generally;
·	operating and stock price performance of other companies that investors may deem comparable;
·	news reports relating to trends in our markets;
·	changes or proposed changes in the laws and regulations affecting our business;
·	acquisitions and financings by us or others in our industry; and
·	sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness imposes certain restrictions on our business and operations.

The indentures for our senior notes and bank credit agreement impose restrictions on our business and operations. These restrictions may limit our ability to, among other things:

·	incur additional debt;
·	create or permit certain liens on our assets;
·	sell assets;
·	create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
·	enter into transactions with affiliates;
·	enter into sale and leaseback transactions; and
·	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Our ability to generate sufficient cash to service our indebtedness will depend on numerous factors beyond our control.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Our ability to generate the cash necessary to service our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, we could be more vulnerable to economic downturns, adverse industry conditions and competitive pressures as a result of our indebtedness. We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms.

Our ability to receive cash from our regulated subsidiaries is dependent on a number of factors.

Our regulated subsidiaries conduct a substantial amount of our consolidated operations. Consequently, our cash flow and our ability to pay our debt and fund future acquisitions depends, in part, on the amount of cash that the parent company receives from our regulated subsidiaries. Our subsidiaries' ability to make any payments to the parent company will depend on their earnings, business and tax considerations, legal and regulatory restrictions and economic conditions. Our regulated subsidiaries are subject to HMO and insurance regulations that require them to meet or exceed various capital standards and may restrict their ability to pay dividends or make cash transfers to the parent company. If our regulated subsidiaries are restricted from paying the parent company dividends or otherwise making cash transfers to the parent company, it could have a material adverse effect on the parent company's cash flow. For additional information regarding our regulated subsidiaries' statutory capital requirements, see Part II, Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Statutory Capital Requirements,” of this Form 10-K.

Our certificate of incorporation, our bylaws and Delaware law could delay, discourage or prevent a change in control of our Company that our stockholders may consider favorable.

Provisions in our certificate of incorporation, our bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our Company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

·	provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
·	provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
·
provide that amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and

·	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our certificate of incorporation, our bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Our results of operations and stockholders' equity could be materially adversely affected if we have an impairment of our intangible assets.

Due largely to our past acquisitions, goodwill and other intangible assets represent a substantial portion of our total assets, as described in Note A, Organization and Summary of Significant Accounting Policies, and Note E, Goodwill and Other Intangible Assets, to the consolidated financial statements.  In accordance with applicable accounting standards, we perform periodic assessments of our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. This impairment testing requires us to make assumptions and judgments regarding the estimated fair value of our reporting units.  Fair value is calculated using a blend of a projected income and market value approach. Estimated fair values developed based on our assumptions and judgments might be significantly different if other assumptions and estimates were to be used.  Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and stockholders' equity in the period in which the impairment occurs.

Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and filed with the SEC on August 6, 2012

ITEM 1A: Risk Factors

With the exception of the new risk factor below related to the Kentucky Medicaid program, there have been no material changes with respect to the risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011.

       If we are unable to effectively implement and manage our Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical costs and the effect on our medical loss ratio ("MLR"), our financial position and results of operations and comprehensive income could be materially adversely affected.

       Effective November 1, 2011, we entered into a 32-month contract with the Commonwealth of Kentucky to provide services for Kentucky's Medicaid program, which includes seven of Kentucky's eight regions.  We have experienced negative financial results with respect to our Kentucky Medicaid business, including a high MLR.  We have instituted initiatives and taken other actions to effectively implement and manage our Kentucky Medicaid program, including the management of the associated medical costs.  There can be no assurance that these initiatives and actions will be successful.  If we are unable to effectively implement and manage our Kentucky Medicaid program, our financial position and results of operations and comprehensive income could be adversely affected.

Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and filed with the SEC on May 8, 2012

ITEM 1A: Risk Factors

There have been no material changes with respect to the risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated in our quarterly report on Form 10-Q for the quarter ended March 31, 2012.